21001627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 24 2021
Washington, DC

SEC FILE NUMBER
8-68316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJ Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Plaza, 300 Grand Avenue Suite #4050
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cavallaro (213) 278-0429
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cavallaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MJ Capital Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See attached CA Notary Certificate
Signed: James J. Johnson
Dated: 02-05-2021

Notary Public

SEC Mail Processing

FEB 24 2021

Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 05 **day of** February **, 2021 by** Michael Cavallaro **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

James J. Johnson **(Seal)**
Signature

JAMES J. JOHNSON
COMM. #2185710
Notary Public · California
Los Angeles County
My Comm. Expires Mar. 5, 2021

NRO1

OPTIONAL INFORMATION

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III

(TITLE OR DESCRIPTION OF DOCUMENT)

(TITLE OR DESCRIPTION OF DOCUMENT CONTINUED)

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MJ Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 3, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MJ CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Chase Checking Account	$	468,985
Restricted Stock		1,260,000
Due From Parent (MJC Partners)		240,184
FINRA WebCRD Account		7,180
TOTAL ASSETS	**$**	**1,976,349**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Related Party	$	500
Income Tax Payable		48,608
TOTAL LIABILITIES		49,108
MEMBER'S EQUITY		
Total Member's Equity		1,927,241
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,976,349**

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Investment Banking & Consulting Fees	$	931,006
Private Placement Agent Fees		2,690,000
Reimbursed Expenses		37,528
Total Revenues		3,658,534
Less Expenses		
Bank Charges		75
Professional Fees		25,800
Commissions Paid to Broker/Dealers		101,250
Dues & Subscriptions		420
Regulatory Fees		4,085
Salaries, Bonuses, Benefits		216,875
Rent/Occupancy		60,000
Misc Expenses		9,910
Total Expenses		418,415
NET INCOME BEFORE INCOME TAX PROVISION		3,240,119
LESS PROVISION FOR INCOME TAXES		48,608
NET INCOME		3,191,511

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY – beginning of year	$385,730
NET INCOME FOR THE YEAR	3,191,511
CAPITAL CONTRIBUTIONS	0
DISTRIBUTIONS TO MEMBER	(1,650,000)
MEMBER'S EQUITY – end of year	$ 1,927,241

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net Income	$	3,191,511
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		25,294
FINRA Registration		(6,084)
FINRA WebCRD 150938		(615)
Restricted Stock BCAL		(1,260,000)
Income Tax Payable		48,608
Accrued Expenses		(17,842)
Due from MJC Partners (parent)		98,095
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(1,112,526)
Net cash provided by operating activities		2,078,985
FINANCING ACTIVITIES		
Member's Equity: Contributions		0
Member's Equity: Distributions		(1,650,000)
Net cash used in financing activities		(1,650,000)
Net cash increase for period		428,985
Cash at beginning of period		40,000
Cash at end of period	$	468,985

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the year for income taxes $0

Non-Cash Activities:
$125,000 and$1,260,000 were received as stock not cash.
$125,000 was distributed to the Parent..

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

MJ Capital Partners, LLC (the "Company") was acquired by Michael J. Cavallaro on December 31, 2014 Michael J. Cavallaro, is the sole owner of the Company. The Company was organized in California on October 29, 2010. The Company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking and Private Placement Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, And underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a Limited Liability Company for income tax purposes and the member is taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes except for California income tax is present in the Company's financial statements.

Fair Value Measurements

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Subsequent Events
The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note B – ASC 606 REVENUE RECOGNITION

The Company earns fees from investment banking and private placement fees. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers and transaction success fees. There were no open contracts for the year ended December 31, 2020.

Success fees are recognized upon the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and the collection is reasonably assured.

Retainers are nonrefundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations.

Note C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital my not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $419,877, which was $414,877 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $49,108 to net capital was 0.12 to 1, which is less than the 15 to 1 maximum allowed.

Note D – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note E – RELATED PARTIES

The Company's managing director is also the majority stockholder of the Company's holding company, MJC Partners, LLC ("Parent"). The Company engages in transactions with its holding company for certain expenses which are paid by the holding company and agreed upon in an expense sharing agreement. For the year ended December 31, 2020, the holding company paid and was reimbursed for $303,095 of the Company's expenses, and as of the year end, the Company owes $0.00 to the holding company. The Parent owes the Company $240,184 for advances. The Company owes the managing director $500 under a note payable.

Note F – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur

and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note G – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets	Level 1	Level 2	Level 3	Total
Restricted Stock	$ 0.00	$0.00	$1,260,000	$1,260,000
TOTALS	$ 0.00	$0.00	$1,260,000	$1,260,000

	Amounts
Beginning balance at December 31, 2019	$ 0.00
Unrealized gains and (losses)	0.00
Realized gains and (losses)	0.00
Purchases, Issuances and Settlements	(125,000)
Transfer In (Out)	1,385,000
Ending balance at December 31, 2020	$1,260,000

See independent auditor's report and accompanying notes to financial statements.

Schedule I

MJ CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$	1,927,241
Less: Nonallowable assets:		
Restricted Stock		($1,260,000)
Due from Parent (MJC Partners)		(240,184)
FINRA WebCRD Account		(7,180)
NET CAPITAL	$	419,877
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		($5,000)
EXCESS NET CAPITAL	$	414,877
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	49,108
6 2/3% OF AGGREGATE INDEBTEDNESS	$	3,274
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.12 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by MJ Capital Partners, LLC with the most recently filed Form X-17A-5 Part II Filing as of December 31, 2020

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3(e)
DECEMBER 31, 2020

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are no items to report under the requirements of this rule.

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)
DECEMBER 31, 2020

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are not items to report under the requirements of this Rule.

See independent auditor's report and accompanying notes to financial statements.

MJ Capital Partners, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of MJ Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which MJ Capital Partners, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). MJ Capital Partners, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. MJ Capital Partners, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of MJ Capital Partners, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 3, 2021

MJC | PARTNERS

Assertions Regarding Exemption Provisions

We, as members of management of MJ Capital Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

MJC Partners, LLC

By: Michael J. Cavallaro
Title: Managing Principal

300 South Grand Ave., Suite 4050, Los Angeles, CA 90071
www.mjcpartners.com